Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces US$300 million debt financing for Tasiast

Toronto, Ontario – December 16, 2019 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) announced today that its wholly-owned subsidiary, Tasiast Mauritanie Limited S.A., has signed a definitive loan agreement for up to US$300 million for its Tasiast operation in Mauritania with the IFC (a member of the World Bank Group), Export Development Canada, and with the participation of ING Bank and Société Générale.

“We are pleased to have signed the loan agreement, which is indicative of the support from a multilateral lender, an export credit agency and two international banks for our Tasiast operation. The completion of this facility underscores the attractive foreign investment climate in Mauritania,” said J. Paul Rollinson, Kinross President and CEO. “Tasiast has continued to achieve strong results and has operationally outperformed since the completion of the initial expansion. We believe this agreement will contribute to the long-term success of Tasiast for the benefit of both Kinross and the people of Mauritania.”

Aliou Maiga, IFC’s Regional Director for West and Central Africa said: “This is IFC’s largest ever investment in Mauritania and aligns with our strategy to support private sector development in Africa. IFC’s support for Tasiast reflects the World Bank Group’s alignment with the Government of Mauritania’s development agenda and the project’s commitment to maintain best-in-class environmental and social practices and sustain skilled employment. The project will support the Government of Mauritania’s investments in the country’s economic and social development.”

The agreement was signed following a comprehensive due diligence process with the lenders, including site visits, meetings with the Government of Mauritania, and significant technical and environmental reviews and evaluations.

The 8-year loan, which is non-recourse to Kinross, matures in December 2027 and has a floating interest rate of LIBOR plus 4.38%. The initial drawdown under the loan agreement is expected in early 2020, subject to the satisfaction of customary conditions precedent.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. The word “expects” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) that the parties will complete the conditions precedent for financial closing in accordance with, and on the timeline contemplated by the terms and conditions of the relevant agreements, on a basis consistent with our expectations and; (ii) that necessary in-country approvals and registrations by government agencies will be obtained. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2018 and the Annual Information Form dated March 29, 2019. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

p. 2 Kinross announces US$300 million debt financing for Tasiast	www.kinross.com